

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via Email
Chizkyau Lapin
Chairman, President and Chief Executive Officer
DarkStar Ventures, Inc.
410 Park Avenue, 15th Floor
New York, New York 10022

Re: DarkStar Ventures, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 17, 2011
File No. 333-176969

Dear Mr. Lapin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In response to comment 1 in our letter dated October 19, 2011 you state, among other things, that your registration statement now provides that all offers and sales will be made at a fixed price. We note, however, that pages 2, 3, 16 and 18 indicate that in the event your stock becomes quoted on the OTCBB, shares will be offered and sold at prevailing market or privately negotiated prices. As stated in our prior comment, you are not eligible to make an at-the-market offering under Rule 415(a)(4). Therefore, please revise your filing to remove any indication that the shares will be offered or sold at market or privately negotiated prices, and clearly state that shares will be offered at the fixed price for the duration of the offering.

2. Please provide the dealer prospectus delivery obligation disclosure required by Item 502 of Regulation S-K.

3. Given your revisions and response to comment 3 in our letter dated October 19, 2011, please tell us in what ways you "have not commenced planned principal operations."

Prospectus Summary, page 5

Corporate Background, page 5

4. We reissue, in part, comment 7 in our letter dated October 19, 2011. Please reconcile the description of your business contained in the third paragraph on page 5 with your disclosure in the first paragraph on page 21. In this regard, we note that your disclosure on page 5 states that you "did have any business activity" [sic] during this time period, but your disclosure on page 21 suggests that your business activity, if any, was very limited during this time period. Your disclosure should clearly and consistently convey whether you conducted business activity prior to May 2011, and if so, the specific business activity conducted.

Dilution, page 16

5. Please revise your disclosure on page 16 to conform to the concept of dilution set forth in Item 506 of Regulation S-K. In this regard, we note that the definition of dilution you provide on page 16 is inconsistent with Item 506. We also note that your conclusion regarding dilution in the last sentence of this section is stated from the perspective of existing shareholders which is inconsistent with Item 506.

Security Ownership of Certain Beneficial Owners and Management, page 30

6. We reissue, in part, comment 18 in our letter dated October 19, 2011. Please correct your description of "investment power" on page 30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Lubin
        Via Email